UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 23)*

TERRESTAR CORP
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

881451108
(CUSIP Number)

Philip Falcone
450 Park Avenue, 30th Floor
New York, NY 10022
(212) 339-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2010
(Date of Event which Requires Filing of this Statement)

NOTE:  This Schedule 13D Amendment amends the prior Schedule 13D Amendments filed on October 29, 2010, November 1, 2010, November 3, 2010, and November 5, 2010, in order to reflect in the beneficial ownership figures, for the period October 22, 2010 through November 4, 2010, certain positions in TerreStar Corp common stock which the Reporting Persons have determined they are entitled to obtain based on conversion of Series E Junior Participating Preferred Notes.  This Schedule 13D Amendment also reflects changes in beneficial ownership due to sales of TerreStar Corp common stock on November 5, 2010.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: 881451108		Page 2 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,234,208
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,234,208
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,234,208
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 25.7%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 3 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,234,208
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,234,208
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,234,208
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 25.7%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 4 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,550,405
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,550,405
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,550,405
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person: PN

SCHEDULE 13D
CUSIP No.: 881451108		Page 5 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,550,405
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,550,405
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,550,405
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 6 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CREDIT DISTRESSED BLUE LINE MASTER FUND, LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,139,825
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,139,825
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,139,825
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 7 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,139,825
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,139,825
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,139,825
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person: PN

SCHEDULE 13D
CUSIP No.: 881451108		Page 8 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,139,825
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,139,825
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,139,825
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 9 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 57,784,613
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,784,613
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,784,613
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 31.9%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 10 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PHILIP FALCONE
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 65,924,438
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 65,924,438
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,924,438
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.9%
14.	Type of Reporting Person: IN

SCHEDULE 13D
CUSIP No.: 881451108		Page 11 of 18 Pages

Item 1.                    Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 23 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on February 21, 2007, as amended by Amendments Nos. 1-22, the last of which was filed on November 5, 2010 (as amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Shares”), of TerreStar Corp (“TerreStar”), whose principal executive offices are located at 12010 Sunset Hills Road, 6th Floor, Reston, VA 20190.

Item 2.                    Identity and Background

No material change.

Item 3.                   Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

See Item 5 for a list of the Shares beneficially owned by each Reporting Person as of the dates identified in Item 5.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.                   Purpose of Transaction

No material change.

Item 5.                    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a, b) As of October 27, 2010:

Reporting Person	Number of Shares Beneficially Owned*	Percentage of Outstanding Shares	Number of Outstanding Shares**
Master Fund	61,618,238	35.9%	171,833,609
Harbinger LLC	61,618,238	35.9%	171,833,609
Special Fund	20,040,551	13.5%	148,586,154
HCPSS	20,040,551	13.5%	148,586,154
Blue Line Fund	7,352,948	5.0%	146,818,982
HCP II	7,352,948	5.0%	146,818,982
HCP II GP	7,352,948	5.0%	146,818,982
Harbinger Holdings	81,658,789	45.1%	180,953,729
Mr. Falcone	89,011,737	47.3%	188,306,677

SCHEDULE 13D
CUSIP No.: 881451108		Page 12 of 18 Pages

(a, b) As of October 29, 2010:

Reporting Person	Number of Shares Beneficially Owned*	Percentage of Outstanding Shares	Number of Outstanding Shares**
Master Fund	55,640,709	32.4%	171,833,609
Harbinger LLC	55,640,709	32.4%	171,833,609
Special Fund	17,808,904	12.0%	148,586,154
HCPSS	17,808,904	12.0%	148,586,154
Blue Line Fund	8,139,825	5.5%	147,605,859
HCP II	8,139,825	5.5%	147,605,859
HCP II GP	8,139,825	5.5%	147,605,859
Harbinger Holdings	73,449,613	40.6%	180,953,729
Mr. Falcone	81,589,438	43.1%	189,093,554

(a, b) As of November 2, 2010:

Reporting Person	Number of Shares Beneficially Owned*	Percentage of Outstanding Shares	Number of Outstanding Shares**
Master Fund	54,548,481	31.7%	171,833,609
Harbinger LLC	54,548,481	31.7%	171,833,609
Special Fund	17,401,132	11.7%	148,586,154
HCPSS	17,401,132	11.7%	148,586,154
Blue Line Fund	8,139,825	5.5%	147,605,859
HCP II	8,139,825	5.5%	147,605,859
HCP II GP	8,139,825	5.5%	147,605,859
Harbinger Holdings	71,949,613	39.8%	180,953,729
Mr. Falcone	80,089,438	42.4%	189,093,554

(a, b) As of November 4, 2010:

Reporting Person	Number of Shares Beneficially Owned*	Percentage of Outstanding Shares	Number of Outstanding Shares**
Master Fund	47,146,816	27.4%	171,833,609
Harbinger LLC	47,146,816	27.4%	171,833,609
Special Fund	14,637,797	9.9%	148,586,154
HCPSS	14,637,797	9.9%	148,586,154
Blue Line Fund	8,139,825	5.5%	147,605,859
HCP II	8,139,825	5.5%	147,605,859
HCP II GP	8,139,825	5.5%	147,605,859
Harbinger Holdings	61,784,613	34.1%	180,953,729
Mr. Falcone	69,924,438	37.0%	189,093,554

SCHEDULE 13D
CUSIP No.: 881451108		Page 13 of 18 Pages

(a, b) As of November 11, 2010:

Reporting Person	Number of Shares Beneficially Owned*	Percentage of Outstanding Shares	Number of Outstanding Shares**
Master Fund	44,234,208	25.7%	171,833,609
Harbinger LLC	44,234,208	25.7%	171,833,609
Special Fund	13,550,405	9.1%	148,586,154
HCPSS	13,550,405	9.1%	148,586,154
Blue Line Fund	8,139,825	5.5%	147,605,859
HCP II	8,139,825	5.5%	147,605,859
HCP II GP	8,139,825	5.5%	147,605,859
Harbinger Holdings	57,784,613	31.9%	180,953,729
Mr. Falcone	65,924,438	34.9%	189,093,554

* The beneficial ownership for which figures are provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

** Each figure is based on 139,466,034 Shares outstanding (as of August 2, 2010, according to the Issuer’s most recent Form 10-Q, filed on August 6, 2010), adjusted for Shares that the Reporting Person is entitled to obtain upon exercise of derivative securities owned by the Reporting Person, pursuant to Rule 13d-3(d)(1)(i).

(c) The trading dates, number of Shares acquired and disposed of, and the price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.  These transactions were all effected in the open market through a broker.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is not applicable.

Item 7.                    Material to be Filed as Exhibits.

 Exhibit A:                      Joint Filing Agreement

 Exhibit B:                      Schedule of Transactions

SCHEDULE 13D
CUSIP No.: 881451108		Page 14 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. By: HARBINGER CAPITAL PARTNERS LLC By: HARBINGER HOLDINGS, LLC, Manager By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC By: HARBINGER HOLDINGS, LLC, Manager By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:  HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:  HARBINGER HOLDINGS, LLC,  Managing Member

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC By: HARBINGER HOLDINGS, LLC, Managing Member By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

SCHEDULE 13D
CUSIP No.: 881451108		Page 15 of 18 Pages

CREDIT DISTRESSED BLUE LINE MASTER FUND, LTD.

By:  HARBINGER CAPITAL PARTNERS II LP

By:  HARBINGER CAPITAL PARTNERS II GP LLC, General Partner

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

HARBINGER CAPITAL PARTNERS II LP By: HARBINGER CAPITAL PARTNERS II GP LLC, General Partner By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER HOLDINGS, LLC By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

/s/ Philip Falcone Philip Falcone

November 12, 2010

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
CUSIP No.: 881451108		Page 16 of 18 Pages EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share of TerreStar Corp, dated as of November 12, 2010 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. By: HARBINGER CAPITAL PARTNERS LLC By: HARBINGER HOLDINGS, LLC, Manager By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC By: HARBINGER HOLDINGS, LLC, Manager By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:  HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:  HARBINGER HOLDINGS, LLC,  Managing Member

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC By: HARBINGER HOLDINGS, LLC, Managing Member By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

SCHEDULE 13D
CUSIP No.: 881451108		Page 17 of 18 Pages

CREDIT DISTRESSED BLUE LINE MASTER FUND, LTD.

By:  HARBINGER CAPITAL PARTNERS II LP

By:  HARBINGER CAPITAL PARTNERS II GP LLC, General Partner

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

HARBINGER CAPITAL PARTNERS II LP By: HARBINGER CAPITAL PARTNERS II GP LLC, General Partner By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER HOLDINGS, LLC By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

/s/ Philip Falcone Philip Falcone

November 12, 2010

SCHEDULE 13D
CUSIP No.: 881451108		Page 18 of 18 Pages EXHIBIT B

SCHEDULE OF TRANSACTIONS

Master Fund

Dates	Shares Acquired or Disposed of	Price per Share
October 22, 2010	(452,000)	0.1777
October 25, 2010	(1,037,617)	0.1591
October 26, 2010	(288,835)	0.1413
October 27, 2010	(607,279)	0.125
October 28, 2010	(801,824)	0.1119
October 29, 2010	(5,175,705)	0.1021
November 1, 2010	(1,092,228)	0.1546
November 3, 2010	(582,522)	0.1172
November 4, 2010	(6,819,143)	0.1095
November 5, 2010	(2,912,608)	0.1285

Special Fund

Dates	Shares Acquired or Disposed of	Price per Share
October 25, 2010	(387,383)	0.1591
October 26, 2010	(107,833)	0.1413
October 27, 2010	(226,721)	0.125
October 28, 2010	(299,352)	0.1119
October 29, 2010	(1,932,295)	0.1021
November 1, 2010	(407,772)	0.1546
November 3, 2010	(217,478)	0.1172
November 4, 2010	(2,545,857)	0.1095
November 5, 2010	(1,087,392)	0.1285

Blue Line Fund

Dates	6.5% Senior Exchangeable PIK Notes* Acquired or Disposed of	Price per Note
October 27, 2010	9,402,380	43.5
October 27, 2010	11,843,804	45.5
October 29, 2010	4,386,130	55.125

* These 6.5% Senior Exchangeable PIK Notes are exchangeable for Shares at a conversion rate of 5.5741 notes per Share.